Mail Stop 4561

September 9, 2009

John B. Nano
President and Chief Executive Officer
Competitive Technologies, Inc.
777 Commerce Drive
Fairfield, Connecticut 06825

> **Re:    Competitive Technologies, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 10, 2009**
> **File No. 333-161216**

Dear Mr. Nano:

We have limited our review of your filing to those issues we have addressed in our comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Incorporation by Reference, page 13

1.      You have incorporated by reference not only the previously filed documents listed in this section, but also future filings made under Exchange Act sections you reference, until the offering is complete or terminated.  Form S-1 does not permit incorporation by reference of future filings.  Consistent with Rule 411, information required in your prospectus may only be incorporated by reference to the extent permitted or required by an item of the applicable form.  See Section V.B.3 of the Securities Offering Reform, SEC Release No. 33-8591.  For further information, see also Questions 113.02 and 113.05 of the Division of Corporation Finance's Compliance and Disclosure Initiatives for the Securities Act Forms.

Part II. Information Not Required in Prospectus

Item 16. Exhibits and Financial Statement Schedules, page II-3

Exhibit 5.1

2.      The reference to the jurisdictions where Mr. Cutler is admitted to practice may be read to imply that the opinion is provided as to matters of Texas and California or is limited to such matters.  To clarify that the opinions expressed are provided with respect to the law of Delaware, please expand to so indicate.  Also, revise the penultimate paragraph of the legality opinion to state that the shares of common stock covered by the registration statement will be legally "issued."

Exhibit 10.21

3.      This exhibit, as incorporated by reference from Exhibit 10.1 to a Form 8-K filed on July 30, 2009, has portions redacted, marked as "confidential pricing information omitted."  However, you have not indicated in the filing that the confidential portions have been so omitted and filed separately with the Commission.  See Securities Act Rule 406(b). Moreover, you have not marked the exhibit index of either the Form 8-K or this Form S-1 to indicate that portions of the exhibit have been omitted and filed separately pursuant to a request for confidential treatment.  At this time, we are also unable to locate an application for confidential treatment that you have submitted for this exhibit.  Please advise.

Exhibit 23.1

4.      We note the consent of your independent auditor to the incorporation by reference of its audit report, as included in your Form 10-K for the fiscal year ended July 31, 2008.  The consent is dated August 10, 2009 and signed by Mahoney Cohen & Company, CPA (Mahoney Cohen).  However, in a Form 8-K filed on January 15, 2009 you had previously disclosed that your auditor, Mahoney Cohen, had been acquired by the New York practice of Mayer Hoffman McCann P.C (MHM). Following its acquisition of Mahoney Cohen, you disclose that MHM changed its name to MHM Mahoney Cohen CPAs (MHM Mahoney Cohen).  It is our understanding that Mahoney Cohen no longer exists.  Please have your auditor revise its audit report and consent to indicate a signature of MHM Mahoney Cohen, CPAs (New York practice of Mayer Hoffman McCann P.C.).

Item 17. Undertakings, page II-6

5.      We note that you have included the undertaking required by Item 512(b) of Regulation S-K, which is to be included if a registration statement incorporates by reference any exchange act documents filed subsequent to the effective date.  As noted in prior comment 1, Form S-1 does not provide for incorporation by

reference of subsequent periodic reports.  All documents must be specifically incorporated.  Please remove this undertaking as it does not appear appropriate.

****

As appropriate, please amend your filing in response to these comments.  Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T.  Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review.  Please furnish a cover letter with each amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to any comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are

John B. Nano
Competitive Technologies, Inc.
September 9, 2009
Page 4

aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

Please contact Kevin Dougherty at (202) 551-3271 with any questions.  If you require further assistance you may contact me at (202) 551-3735.

Sincerely,


Barbara C. Jacobs
Assistant Director


cc:     Via Facsimile (800) 836-0714
        M. Richard Cutler, Esq.
        Cutler Law Group